SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2 )*

                              Yardville National Bancorp
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                                  Common Stock, no par value
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                                  985021104
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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 4, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004 and Amendment No. 1 was filed on February 18, 2005, on behalf of Seidman and Associates L.L.C. ("SAL"), Seidman Investment Partnership,L.P., Seidman Investment PartnershipII,L.P.,("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C.("Broad Park"),Federal Holdings, L.L.C.("Federal"), Pollack Investment Partnership,L.P.("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack("Pollack") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock (the "Shares") of Yardville National Bankcorp., a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of Transaction

On May 4, 2005 Lawrence B. Seidman sent a letter to Patrick M. Ryan requesting to be considered for the Board of Directors of Yardville National Bancorp and the Yardville National Bank. A copy of the letter is incorporated herein by reference in its entirety.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  5/04/05                    /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Power of
                                             Attorney pursuant to Joint
                                             Agreement dated July 26, 2004

                           LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108
                                   May 4, 2005








Fax & Regular Mail
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ 08690

Att: Mr. Patrick M. Ryan, President
and Chief Executive Officer

                  Re: Yardville National Bancorp.

Dar Mr. Ryan:

Please accept this letter as my official request to be considered for the Board of Directors of Yardville National Bancorp and Yardville National Bank. This request is in compliance with Section 4.3 of the Consulting Agreement, dated February 8, 2005, by and between Lawrence B. Seidman and Yardville National Bancorp.

Please advise me of the procedures you wish to follow to act upon this request.

                                                              Very truly yours,



                                                            LAWRENCE B. SEIDMAN